UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TrailFork, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> 03/12/2018

Physical address of issuer
575 Burbank Street, Unit A, Brookfield CO, 80020

Website of issuer
https://mytrailfork.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
October 4, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$207,292	$4,710
Cash & Cash Equivalents	$143,628	$2,934
Accounts Receivable	$602	$871
Short-term Debt	$42,213	$16,665
Long-term Debt	$241,659	N/A
Revenues/Sales	$46,679	$2,437
Cost of Goods Sold	$51,373	$4,725
Taxes Paid	N/A	N/A
Net Income	($105,880)	($11,955)

The above reflects the consolidated financials of TrailFork, Inc.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 30, 2019

TrailFork, Inc.



Up to $500,000 of Crowd Notes

TrailFork, Inc. ("TrailFork", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by October 4, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by October 4, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first serve basis. Investors who completed the subscription process by September 27, 2019, will be permitted to increase their investment at any time on or before October 4, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 27, 2019. If the Company reaches its Closing Amount prior to September 27, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://mytrailfork.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/trailfork.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

TrailFork, Inc. is a Delaware C-Corporation, formed on 03/12/2018.

The Company is located at 575 Burbank Street, Unit A, Brookfield CO, 80020.

The Company's website is https://mytrailfork.com/

_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/trailfork and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	October 4, 2019
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 13, 15, 18 and 19

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $19,406.44 in cash balances as of July 29, 2019. This equates to 2-3months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The backpacking food market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $117,835 from its inception through December 21, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation could decline.

The Company has outstanding liabilities. The Company owes approximately $259,000 in debt broken up between $250,000 SBA Loan ($215k balance), $24,141 credit cards, and $19,648 PayPal loan.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive backpacking food space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company currently has litigation pending against it. Specifically, in April of 2019, Trailfork, Inc. received notice that the proprietor of a website and blog known as 'Trailforked', http://www.trailforked.com ("Claimant"), alleged that the Company's use of the mark "Trailfork" infringed Claimant's trademark rights in and to the mark 'Trailforked'. Further, on June 6, 2019, the Company received notice that Claimant had filed a Complaint against the Company in the United States District Court for the District of Oregon, Portland Division, alleging unfair competition under both state and federal trademark law. As of July 29, 2019, the Complaint has not yet been served on the Company. Counsel for the Company and the Claimant have been involved in settlement negotiations, which are ongoing.

The Company continues to analyze the potential merits of the Claimant's claims, the potential defenses to such claims and potential counterclaims, and the possibility of a commercially reasonable settlement in lieu of further litigation. However, there can be no assurance that such settlement negotiations will be fruitful. Moreover, the outcome of any litigation is inherently uncertain, and the ongoing litigation may require the expenditure of significant time and Company resources which may have a material impact on the Company's financial performance. Any intellectual property claims, including the one referenced above, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing the Company's business plan, could require the Company to change its trade name and logo, and could require the Company to pay monetary damages or enter into license agreements with monetary payments in the short and long term. Any adverse determination related to intellectual property claims or litigation could prevent the Company from offering its products to others as presently packaged and branded, could be material to the Company's net income or cash flows, and could otherwise adversely affect the Company's operating results.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the

Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the

Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

Trailfork, Inc. (the "Parent"), a Delaware Corporation, has a subsidiary, Trailfork Custom, Inc. (the "Subsidiary"), which was formed in Delaware on February 28, 2019. Although the Subsidiary authorized the issuance of 1,800,000 shares of Common Stock and 200,000 shares of Preferred Stock, only 800,000 of Common Stock have been issued to the Parent. This introduces the risk that the Subsidiary could issue shares to other stockholders, diluting the Parent's ownership of the Subsidiary. At this time, the Subsidiary is wholly owned by the Parent. Although the Company does not currently conduct significant operations through the Subsidiary and has indicated their intent to keep the Subsidiary fully owned by the Parent, there is no guarantee that they will do so. The Parent may not have full access to the cash flows of the subsidiary, depending on the management structure and on the amount of control it exercises on the subsidiary. The Parent may need to guarantee the loans of its subsidiaries, thereby directly exposing itself to the liabilities of its subsidiaries.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company has confirmed it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted related party transactions. During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $0 and $16,617, respectively, and are recorded under 'Advances – related party' on the balance sheets.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 58.6% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

TrailFork makes healthy, dehydrated food in home compostable packaging. We intend on becoming the go-to brand for convenient and healthy meals for folks on or off the trail.

We're sick and tired of convenient food being high-waste.

Traditionally, adventurers have had to settle when it comes to eating on the trail. We've found that freeze-dried meals—the typical solution for hikers and campers—lack flavor and nutrition, their ingredients are mysterious, and they're packed in heavy mylar pouches that can't be recycled.

More and more people are getting outside to recreate. According to the Outdoor Industry Association, in 2017, 145 million people participated in outdoor sports—that's more than the attendance of NBA, NFL, and NHL games combined.

Unfortunately, more people eating freeze-dried meals means more plastic waste on our trails and in our environment.

By 2050, the MacArthur Foundation reports that our oceans will contain more plastic by weight than fish.

So, the outdoor consumer faces a big pain point:

"The food I eat in the outdoors isn't good for me, and it's not good for the planet."

TrailFork offers healthy, sustainably sourced dehydrated meals in biodegradable packaging.

Our portions are substantial, our ingredients clean, and our nutrition facts impressive. We believe we are the only brand in the category to use fully home compostable packaging, so that the consumer no longer has to make a choice between sustaining themselves and sustaining the environment they love to spend time in.

Our solution has resonated with consumers: we've grown 9900% since our launch in 2017.

By May of 2018, sporting goods powerhouse, Recreational Equipment, Inc. (REI) announced it would carry TrailFork in 10 stores. In January 2019, that number grew to 37 and in July 2019 it grew further to 47. Including independent retailers, this brings our total brick and mortar presence to 67 stores nationwide.

Business Plan
The Beginning: TrailFork Custom Meal Kits

TrailFork's line-up of meals were borne out of a frustration with the backcountry meal marketplace. Most freeze-dried meals were made of unrecognizable ingredients, the portions were inadequate for active adventures, and the packaging was offensively high-waste for someone concerned about the health of the environment. Seeking to meet the needs of backcountry adventurers and consumers, CEO Lillian Hoodes launched TrailFork's personalized meal kit service. At mytrailfork.com, customers can enter their trip length, height and weight, and dietary preferences, and TrailFork will ship custom-portioned meals appropriate for any backcountry adventure.

Out of this personalized meal service and much R&D were borne 11 different greatest-hit meals. Lillian took the most-raved-about meals from TrailFork's meal boxes, and launched them into TrailFork's retail line. Its custom kits still serve as valuable R&D, where the TrailFork team can test new recipes, solicit customer feedback, and build its products according to customer needs, desires, and tastes.

TrailFork Retail Line: 11 Healthy Meals in Biodegradable Packaging

TrailFork offers a retail line-up of 11 different meals—4 breakfasts and 7 entrées. Nine out of eleven are both vegan and gluten-free; two are vegetarian.

All TrailFork products are packaged in biodegradable packaging. Our meals are all made simply by adding hot or cold water, making them a convenient and nutritious option for the backcountry or every day.

The Company's Products and/or Services

Product / Service	Description	Current Market
Convenience Food	Instant dehydrated food in fully home compostable packaging	Outdoor recreation market, convenience food

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
TrailFork intends to establish itself within the outdoor industry's freeze-dried and dehydrated food segment, before expanding in 2021 to grocery and convenience food.

The outdoor recreation market is growing rapidly. According to the Bureau of Economic Analysis, the industry contributed $412 billion to the US GDP in 2017. This represents 2.2% of the overall US economy. In fact, the outdoor recreation market grew faster in 2017 than did the overall US GDP: 1.7% compared with 1.6%.
Of the overall outdoor recreation market, we estimate that the market for freeze-dried and dehydrated food is approximately $300 million.

Further, the European outdoor recreation market is on the rise as well. In 2017, the market was valued at $5.86 billion, with approximately $4.03 million spent on outdoor accessories including camping equipment. This represented 7.2% growth over 2016.

Because TrailFork intends to expand to grocery and convenience food within the next 24 months, the overall "plant-based" food market is relevant as well. Once we make that leap, TrailFork will be playing in a market that is increasingly moving from niche to mainstream. In 2018, sales of plant-based products topped $3.3 billion -- up a staggering 20% over 2017.

Intellectual Property
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing & Advertising	60%	60%	60%
Working Capital	20%	20%	10%
Inventory	20%	20%	10%
New Hires	-	-	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Lillian Hoodes	Founder, CEO (06/2017 - present)	Founder, President (06/2017 - present): Responsible for TrailFork's business operations and carrying out the TrailFork vision

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities	Percentage ownership of the Company by the holders of such	Other material terms

			issues pursuant to this Offering	securities prior to the Offering	
Common Units	1,000,000	YES	N/A	100%	N/A

The Company has the following debt outstanding:

	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
SBA Loan	Colorado Lending Source	$215,000	9.75% APR | Payments monthly	10 year	Inventory	12/1/2028	N/A
Loan	PayPal	$19,648	13.4% | Payments weekly	N/A	N/A	N/A	N/A
Credit Card Debt	Bank of America	$8,509.51	18.49% | Payments monthly	N/A	N/A	N/A	N/A
Credit Card Debt	Capital One	$15,612	0% | Payments monthly	N/A	N/A	N/A	N/A

Ownership
A majority of the Company is owned by one person: Lillian Hoodes

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Lillian Hoodes	Common Stock	58.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
TrailFork, Inc. ("the Company") was originally formed on June 12, 2017 as a Limited Liability Company under the laws of the State of Colorado and later on March 12, 2018 absorbed all business operations of the Limited Liability Company as a C-Corporation under the laws of the State of Delaware, and is headquartered in Broomfield, Colorado. The Company sells an innovative nutritional solution for outdoor adventurists by combining simple to make meals in a fully compostable packaging.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $19,406.44 in cash on hand as of July 29, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	June 28, 2018	Section 4(a)(2)	Promissory Note	$10,000	Working capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $0 and $16,617, respectively, and are recorded under 'Advances – related party' on the balance sheets.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Lillian Hoodes
(Signature)

Lillian Hoodes
(Name)

Founder, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Lillian Hoodes
(Signature)

Lillian Hoodes
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
(Title)

July 30, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



TRAILFORK, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

TRAILFORK, INC.

Years Ended December 31, 2018 and 2017

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of TrailFork, Inc.
Broomfield, CO

We have reviewed the accompanying financial statements of TrailFork, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
July 26, 2019

1

TRAILFORK, INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018		2017	
Assets				
Current assets				
Cash and cash equivalents	$	143,628	$	2,934
Accounts receivable		602		871
Receivable - related party		2,478		-
Inventory		60,584		905
Total current assets		207,292		4,710
Total assets	$	207,292	$	4,710
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	19,870	$	48
Accrued interest		2,001		-
Advances - related party		-		16,617
Notes payable, current portion		20,342		-
Total current liabilities		42,213		16,665
Notes payable, noncurrent portion, net		241,659		-
Total liabilities		283,872		16,665
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 920,000 and 920,000 and 0 shares issued				
and outstanding at December 31, 2018 and 2017, respectively		9,200		-
Additional paid-in capital		32,055		-
Accumulated deficit		(117,835)		(11,955)
Total stockholders' equity		(76,580)		(11,955)
Total liabilities and stockholders' equity	$	207,292	$	4,710

See accountants' review report and accompanying notes to the financial statements.

TRAILFORK, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

		2018		2017
Sales, net	$	46,679	$	2,437
Cost of goods sold		51,373		4,725
Gross profit		(4,694)		(2,288)
Operating expenses				
Payroll and related expenses		34,666		111
General and administrative		19,031		10,309
Contractor expense		13,083		213
Advertising expense		11,965		479
Travel		7,790		509
Rent		6,750		825
Professional fees		4,359		376
Total operating expenses		97,644		12,822
Loss from operations		102,338		15,110
Other income (expense)				
Interest expense		(3,770)		-
Other income		228		3,155
Total other income (expense)		(3,542)		3,155
Net income loss before income taxes		(105,880)		(11,955)
Provision for income taxes		-		-
Net loss	$	(105,880)	$	(11,955)

See accountants' review report and accompanying notes to the financial statements.

TRAILFORK, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance on December 31, 2016	-	$ -	$ -	$ -	$ -
Net loss				(11,955)	(11,955)
Balance on December 31, 2017	-	-	-	(11,955)	(11,955)
Issuance of common stock for cash	150,000	1,500	16,000		17,500
Issuance of common stock for services	190,000	1,900	5,100		7,000
Issuance of common stock as settlement of shareholder advances	580,000	5,800	10,955		16,755
Net loss				(105,880)	(105,880)
Balance on December 31, 2018	920,000	$ 9,200	$ 32,055	$ (117,835)	$ (76,580)

See accountants' review report and accompanying notes to the financial statements.

4

TRAILFORK, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (105,880)	$ (11,955)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock-based compensation	7,000	-
Amortization of debt issuance costs	121	-
Changes in operating assets and liabilities:		
Other receivables	269	(871)
Related party receivables	(2,340)	-
Inventory	(59,679)	(905)
Accounts payable and accrued expenses	19,822	48
Accrued Interest	2,001	-
Net cash used by operating activities	(138,686)	(13,683)
Cash flows from financing activities		
Proceeds from issuance of debt	261,880	-
Proceeds from issuance of common stock	17,500	-
Proceeds from advances from related party	-	16,617
Net cash provided by financing activities	279,380	16,617
Net decrease in cash and cash equivalents	140,694	2,934
Cash and cash equivalents, beginning	2,934	-
Cash and cash equivalents, ending	$ 143,628	$ 2,934
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 1,755	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TrailFork, Inc. ("the Company") was originally formed on June 12, 2017 as a Limited Liability Company under the laws of the State of Colorado and later on March 12, 2018 absorbed all business operations of the Limited Liability Company as a C-Corporation under the laws of the State of Delaware, and is headquartered in Broomfield, Colorado. The Company sells an innovative nutritional solution for outdoor adventurists by combining simple to make meals in a fully compostable packaging.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue primarily through three different platforms: (1) Amazon, (2) Directly through the Company website or (3) Wholesale. Under the Amazon platform the Company sends a certain amount of finished product to an Amazon fulfillment center where it is then listed on Amazon.com dependent on if there are items in the fulfillment center. Revenue is recognized weekly in accordance with Amazon invoices net of selling fees. Under the direct sales from Company website, revenue is recognized, and recorded as receivable once the orders have shipped which typically takes 24- 48 hours from receiving the order. Under the wholesale platform, the orders typically consist of multiple orders and are with larger companies such as REI CO-OP. Revenue is recognized, and recorded as receivable, once the order has been shipped and is recorded as a receivable until cash is received.

Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company determined no allowance for uncollectible accounts was necessary.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2018 and 2017, the Company determined no such impairment charge necessary. Inventory consists of raw materials and finished product. During the year ended December 31, 2018, the Company entered into an agreement with an outside manufacturer but was ended due to misunderstanding of the agreement. The purchases made by the manufacturer during this time over inflated inventory above projections and resulted in significantly higher cost of goods sold, ultimately resulting in negative gross profit. Since then, the Company has modified the process and has a manufacturing relationship that has decreased cost of goods sold to a more appropriate level.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $11,965 and $479 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS") and the State of Delaware, which both have a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open.

In December 2017, the U.S. government enacted the Tax Cuts and Jobs Act tax reform legislation (the Tax Act), which among other matters reduced the U.S. corporate income tax rate from 35 percent to 21 percent effective January 1, 2018. As a result of the rate reduction, the Company has reduced the deferred tax asset balance as of December 31, 2018 and 2017, commensurate with the decrease in applicable tax rate. Due to the Company's full valuation allowance position, there was no net impact on the Company's income tax provision as of December 31, 2018 or 2017, as the reduction in the deferred tax asset balance was fully offset by a corresponding decrease in the valuation allowance.

The Company currently has incurred losses of $117,835 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through July 26, 2019, the date these financial statements were available to be issued, and noted the following events to be disclosed.
- In April of 2019, the Company converted $15,000 worth of convertible debt into 70,000 shares of common stock.
- In April of 2019, the Company entered into a business loan for approximately $24,000.
- Since December 31, 2018 the Company has received funding from related party for approximately $35,000.
- In March of 2019, the Company received a cease and desist notice claiming the Company name is trademark infringement with demands for $18,000. Per discussions with legal counsel, the claim is deemed frivolous and more likely than not to proceed based primarily on the fact the Company's name was accepted and trademarked by the United States Patent and Trademark Office.
- In July of 2019, the Company issued a convertible note to a related party for $18,000.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $117,835 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $0 and $16,617, respectively, and are recorded under 'Advances – related party' on the balance sheets.

During the years ended December 31, 2018 and 2017, the Company advanced funds to a shareholder. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $2,478 and $0, respectively, and are recorded under 'Receivable -related party' on the balance sheets.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company issued a total of two convertible equity securities for cash proceeds of $15,000 during July 2018. The both securities are convertible into common shares of the Company and mature 36 and 48 months from the date of issuance. The securities, totaling $15,000, may be converted upon the following:

1. Upon anytime after July 2019, the note shall be converted into shares of common stock agreed upon between the Company and the Borrower based on the fair market value of TrailFork, Inc.

The Company recognized interest expense in relation to these convertible notes of $0 and $0 during the years ended December 31, 2018 and 2017, respectively.

NOTE 5 – NOTES PAYABLE

The Company issued one interest bearing note during the year end December 31, 2018 totaling $250,000. The note bears interest at 9.75% per annum and matures in November of 2028. Financing fees were deducted from the issuance of the note totaling $8,461. These fees were capitalized at issuance and are amortized over the life of the note, and are recorded under 'Discount on notes payable' on the balance sheets. Amortization expense for the year totaled $121. Debt refinanced deducted from the working capital of the loan consisted of payment of one of the Company credit cards as well as the payment of a shareholder's credit card, in which were netted against balances owed to shareholder.

The Company recognized interest expense of $3,770 and $0 during the years ended December 31, 2018 and 2017, respectively.

NOTE 6 – COMMON STOCK

During December 31, 2018 year end, the Company formed a C-Corporation which absorbed all business operations of the Limited Liability Company. Members equity as of year end December 31, 2017 consisted of no contributions or disbursements, only gains and losses from the Company. All stock issuances were subsequent to December 31, 2017. As such, the balance in members equity was retroactively converted to accumulated deficit.

The Company has 2,000,000, $0.01 par value, common shares authorized at December 31, 2018 and 2017. At December 31, 2018 and 2017, there were issued and outstanding common shares of 920,000 and 0, respectively. During year ended December 31, 2018 the Company issued 580,000 shares of common stock in exchange for forgiveness of debt totaling $16,755 owed to the sole owner of the Company as of the date the Limited Liability Company was absorbed by the C-Corporation. The Company also issued 150,000 shares for $17,500 in cash and 190,000 shares for services valued at $7,000.

EXHIBIT C
PDF of SI Website


TRAIL FORK™
CONVENIENT, HEALTHY FOOD
without the waste

This presentation contains offering materials prepared solely by TrailFork, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, amo other things, the company, its business plan and strategy, and its industry. These statem reflect management's current views with respect to future events based information curr available and are subject to risks and uncertainties that could cause the company's actua results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, a of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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Invest in TrailFork

Instant dehydrated meals in biodegradable packaging

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$1,000	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

TrailFork is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by TrailFork without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Launched in 10 REI Locations in Fall 2018; grew to 47 by summer 2019
- Doubled total 2018 revenue in the first half of 2019 (unaudited)
- Named 2019 Social Impact Start-up of the Year of Northern Colorado by Colorado Institute for Social Impact
- Selected to participate in FoodFutureCo's scale-up accelerator program for 2019

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

TrailFork makes healthy, dehydrated food in home compostable packaging. We intend on becoming the go-to brand for convenient and healthy meals for folks on or off the trail.

We're sick and tired of convenient food being high-waste.

Traditionally, adventurers have had to settle when it comes to eating on the trail. We've found that freeze-dried meals—the typical solution for hikers and campers—lack flavor and nutrition, their ingredients are mysterious, and they're packed in heavy mylar pouches that can't be recycled.

PROFILE MENU

More and more people are getting outside to recreate. According to the Outdoor Industry Association, in 2017, 145 million people participated in outdoor sports—that's more than the attendance of NBA, NFL, and NHL games combined.

Highlights
Overview
Product & Service
The Team
Term Sheet
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Market Landscape
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FAQs
SeedInvest

Unfortunately, more people eating freeze-dried meals means more plastic waste on our trails and in our environment. *By 2050, the MacArthur Foundation reports that our oceans will contain more plastic by weight than fish.*

So, the outdoor consumer faces a big pain point:

"The food I eat in the outdoors isn't good for me, and it's not good for the planet."

TrailFork offers healthy, sustainably sourced dehydrated meals in biodegradable packaging.

Our portions are substantial, our ingredients clean, and our nutrition facts impressive. We believe we are the only brand in the category to use fully home compostable packaging, so that the consumer no longer has to make a choice between sustaining themselves and sustaining the environment they love to spend time in.

Our solution has resonated with consumers: we've grown 9900% since our launch in 2017.

By May of 2018, sporting goods powerhouse, Recreational Equipment, Inc. (REI) announced it would carry TrailFork in 10 stores. In January 2019, that number grew to 37 and in July 2019 it grew further to 47. Including independent retailers, this brings our total brick and mortar presence to 67 stores nationwide.

Product & Service

The Beginning: TrailFork Custom Meal Kits

TrailFork's line-up of meals were borne out of a frustration with the backcountry meal marketplace. Most freeze-dried meals were made of unrecognizable ingredients, the portions were inadequate for active adventures, and the packaging was offensively high-waste for someone concerned about the health of the environment. Seeking to meet the needs of backcountry adventurers and consumers, CEO Lillian Hoodes launched TrailFork's personalized meal kit service. At mytrailfork.com, customers can enter their trip length, height and weight, and dietary preferences, and TrailFork will ship custom-portioned meals appropriate for any backcountry adventure.

Out of this personalized meal service and much R&D were borne 11 different greatest-hit meals. Lillian took the most-raved-about meals from TrailFork's meal boxes, and launched them into TrailFork's retail line. Its custom kits still serve as valuable R&D, where the TrailFork team can test new recipes, solicit customer feedback, and build its products according to customer needs, desires, and tastes.

TrailFork Retail Line: 11 Healthy Meals in Biodegradable Packaging

TrailFork offers a retail line-up of 11 different meals—4 breakfasts and 7 entrées. Nine out of eleven are both vegan and gluten-free; two are vegetarian.

All TrailFork products are packaged in biodegradable packaging. Our meals are all made simply by adding hot or cold water, making them a convenient and nutritious option for the backcountry or every day.

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VISIT
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@MYTRAILFORK
NOW TASTING:
Paleoats
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BREAKFAST +
LUNCH +
DINNER!
SALE

Lillian and Kira hosting our first demo table..

Lillian and Kira Hill-Filben, our Director of Marketing, at TrailFork's very first demo table hosted by Lululemon in Boulder, Colorado. October 2017.

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Team Story

TrailFork is the passion project of a group of like-minded and incredibly driven friends.

TrailFork was born in the Noe Valley neighborhood of San Francisco, where Mike Lalli and Lillian Hoodes were roommates, living just down the street from Kira Hill-Filben. When Lillian brought her idea for a backpacking food company to Mike, a CPG industry veteran with experience at White Wave Foods and Clif Bar, Mike was immediately on board. Kira, then working in the beauty industry as a merchandiser and buyer, brought an understanding of how to develop consumable goods into well-loved brands. And of course, TrailFork wouldn't be TrailFork without its distinctive logo and branding, designed by co-founder Cristyn Hypnar. Friends from their shared time in Chicago, Lillian and Cristyn had long dreamed of founding a company together, and TrailFork brought their love of healthy food, the environment, and adventure together in one biodegradable package. In October of 2017 Scot Frank rounded out TrailFork's founding crew with experience in entrepreneurship and management. A classmate of Lillian's from high school and listed as one of Forbes' 30 under 30, Scot is a trusted source of valuable business and strategic advice.

Founders and Officers



Lillian Hoodes

CEO

Lillian came to launch TrailFork as a dissatisfied consumer: As an avid backpacker and climber, Lillian wanted healthier, more environmentally friendly options for eating on the trail. Lillian is the passionate autodidact and foolhardy do-er of the team. A graduate of Vassar College and Northwestern University, Lillian was named Social Impact Entrepreneur of the Year for 2019 by the Colorado Institute for Social Impact. With the advice of her cofounders and advisers, Lillian executes ideas efficiently and effectively.



Cristyn Hypnar

CREATIVE DIRECTOR

A talented designer and experienced manager, Cristyn has designed for large-scale events such as Warrior Dash and the Firefly Music Festival. She has worked in the nonprofit sector as Creative Lead for the Humane League, where she designed a full-scale visual rebrand. In the corporate sector, Cristyn has produced design work for Dell Computers. Cristyn has experience managing remote design teams and overseeing consistency among brand visuals.



Kira Hill-Filben

DIRECTOR OF MARKETING

Kira joined TrailFork full-time after working for Sephora USA in San Francisco, where she worked to onboard and grow emerging brands in the hair category, Sephora's fastest-growing space. Kira brings a deep understanding of what makes a product shine on the shelves. As the beauty industry is widely understood to be the leader in social media and influencer marketing, Kira applies significant learnings from her previous career to TrailFork's community growth.

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Michael Lalli

Scot Frank

Francine Schoenwetter

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	4.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Trail Fork has set an overall target minimum of US $250,000 for the round, Trail Fork must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Trail Fork's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

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Use of Proceeds

If Minimum Amount Is Raised

● Marketing and Advertising   ● Working Capital   ● Inventory

If Maximum Amount Is Raised

● Marketing and Advertising   ● Working Capital   ● Inventory
● New Hires

Investor Perks

Invest before August 16, 2019, and receive an invitation to TrailFork's Birthday Party in September 2019 hosted at Avery Brewing Company in Boulder, Colorado.

All investors will receive a lifetime discount on TrailFork products.

$1000-$1999

- TrailFork Day Supply (breakfast, lunch, dinner)

$2000-$4999

- TrailFork Day Supply
- TrailFork Klean Kanteen

$5000-$9999

- TrailFork Day Supply
- TrailFork Klean Kanteen
- Branded TrailFork Swag from fellow 1% for the Planet member, Toad & Co.

$10,000-$49,999

- All benefits above
- Monthly investor call

$50,000+

- All benefits above
- Monthly investor call
- Invitation to yearly leadership team retreats in Boulder, Colorado

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

TrailFork, Inc. ("the Company") was originally formed on June 12, 2017 as a Limited Liability Company under the laws of the State of Colorado and later on March 12, 2018 absorbed all business operations of the Limited Liability Company as a C-Corporation under the laws of the State of Delaware, and is headquartered in Broomfield, Colorado. The Company sells an innovative nutritional solution for outdoor adventurists by combining simple to make meals in a fully compostable packaging.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources

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The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under “Use of Proceeds”, which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $19,406.44 in cash on hand as of July 29, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached in the Data Room.

Market Landscape


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When estimating the growth potential for TrailFork, we understand our initial addressable market as being that of freeze-dried and dehydrated products within the outdoor industry as a whole. In 2017 we estimate that the market for freeze-dried and dehydrated products within the outdoor industry was approximately .03% of the outdoor industry as a whole. Numbers in this chart represent this market segment only. We've extrapolated growth going back to 2014 using the Outdoor Industry Association's numbers of 2.2% growth year-over-year.

TrailFork intends to establish itself within the outdoor industry's freeze-dried and dehydrated food segment, before expanding in 2021 to grocery and convenience food.

The outdoor recreation market is growing rapidly. According to the Bureau of Economic Analysis, the industry contributed $412 billion to the US GDP in 2017. This represents 2.2% of the overall US economy. In fact, the outdoor recreation market grew faster in 2017 than did the overall US GDP: 1.7% compared with 1.6%.

Of the overall outdoor recreation market, we estimate that the market for freeze-dried and dehydrated food is approximately $300 million.

Further, the European outdoor recreation market is on the rise as well. In 2017, the market was valued at $5.86 billion, with approximately $4.03 million spent on outdoor accessories including camping equipment. This represented 7.2% growth over 2016.

Because TrailFork intends to expand to grocery and convenience food within the next 24 months, the overall "plant-based" food market is relevant as well. Once we make that leap, TrailFork will be playing in a market that is increasingly moving from niche to mainstream. In 2018, sales of plant-based products topped $3.3 billion -- up a staggering 20% over 2017.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has only $19,406.44 in cash balances as of July 29, 2019. This equates to 2-3months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The backpacking food market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

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The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $117,835 from its inception through December 21, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation could decline.

The Company has outstanding liabilities. The Company owes approximately $259,000 in debt broken up between $250,000 SBA Loan ($215k balance), $24,121 credit cards, and $19,648 PayPal loan.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive backpacking food space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company relies heavily on its technology and intellectual property, but it may be unable to adequately or cost-effectively protect or enforce its intellectual property rights, thereby weakening its competitive position and increasing operating costs. To protect its rights in its services and technology, the Company relies on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. It also relies on laws pertaining to trademarks and domain names to protect the value of its corporate brands and reputation. Despite efforts to protect its proprietary rights, unauthorized parties may copy aspects of its services or technology, obtain and use information, marks, or technology that it regards as proprietary, or otherwise violate or infringe its intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If the Company does not effectively protect its intellectual property, or if others independently develop substantially equivalent intellectual property, its competitive position could be weakened.

Effectively policing the unauthorized use of its services and technology is time-consuming and costly, and the steps it takes may not prevent misappropriation of its technology or other proprietary assets. The Company's efforts to protect its proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of its services, use similar marks or domain names, or obtain and use information, marks, or technology that it regards as proprietary. The Company may have to litigate to enforce its intellectual property rights, to protect trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company currently has litigation pending against it. Specifically, in April of 2019, Trailfork, Inc. received notice that the proprietor of a website and blog known as 'Trailforked', http://www.trailforked.com ("Claimant"), alleged that the Company's use of the mark "Trailfork" infringed Claimant's trademark rights in and to the mark 'Trailforked'. Further, on June 6, 2019, the Company received notice that Claimant had filed a Complaint against the Company in the United States District Court for the District of Oregon, Portland Division, alleging unfair competition under both state and federal trademark law. As of July 29, 2019, the Complaint has not yet been served on the Company. Counsel for the Company and the Claimant have been involved in settlement negotiations, which are ongoing.

The Company continues to analyze the potential merits of the Claimant's claims, the potential defenses to such claims and potential counterclaims, and the possibility of a commercially reasonable settlement in lieu of further litigation. However, there can be no assurance that such settlement negotiations will be fruitful. Moreover, the outcome of any litigation is inherently uncertain, and the ongoing litigation may require the expenditure of significant time and Company resources which may have a material impact on the Company's financial performance. Any intellectual property claims, including the one referenced above, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing the Company's business plan, could require the Company to change its trade name and logo, and could require the Company to pay monetary damages or enter into license agreements with monetary payments in the short and long term. Any adverse determination related to intellectual property claims or litigation could prevent the Company from offering its products to others as presently packaged and branded, could be material to the Company's net income or cash flows, and could otherwise adversely affect the Company's operating results.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the Company's market through acquisitions, partnerships or strategic relationships. The Company expects these trends to continue as competitors attempt to strengthen or maintain their market positions. Potential entrants may have competitive advantages over the Company's operations, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Competitors that expand or vertically integrate their business may create more compelling service offerings, may offer greater pricing flexibility, or may engage in business practices that make it more difficult to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

Failure by the Company's transportation providers to deliver their products on time or at all could result in lost sales. The Company currently relies upon third-party transportation providers for a significant portion of their product shipments. The Company utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase their shipping costs, employee strikes, and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet their shipping needs. The Company may, from time to time, change third-party transportation providers, and the Company could therefore face logistical difficulties that could adversely affect deliveries. The Company may not be able to obtain terms as favorable as those they receive from the third-party transportation providers that they currently use or may incur additional costs, which in turn would increase their costs and thereby adversely affect their operating results

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

Trailfork, Inc. (the "Parent"), a Delaware Corporation, has a subsidiary, Trailfork Custom, Inc. (the "Subsidiary"), which was formed in Delaware on February 28, 2019. Although the Subsidiary authorized the issuance of 1,800,000 shares of Common Stock and 200,000 shares of Preferred Stock, only 800,000 of Common Stock have been issued to the Parent. This introduces the risk that the Subsidiary could issue shares to other stockholders, diluting the Parent's ownership of the Subsidiary. At this time, the Subsidiary is wholly owned by the Parent. Although the Company does not currently conduct significant operations through the Subsidiary and has indicated their intent to keep the Subsidiary fully owned by the Parent, there is no guarantee that they will do so. The Parent may not have full access to the cash flows of the Subsidiary, depending on the management structure and on the amount of control it exercises on the subsidiary. The Parent may need to guarantee the loans of its subsidiaries, thereby directly exposing itself to the liabilities of its subsidiaries.

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The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company has confirmed it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted related party transactions. During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $0 and $16,617, respectively, and are recorded under 'Advances – related party' on the balance sheets.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

General Risks and Disclosures

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Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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SeedInvest

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in TrailFork

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by TrailFork. Once TrailFork accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to TrailFork in exchange for your securities. At that point, you will be a proud owner in TrailFork.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, TrailFork has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now TrailFork does not plan to list these securities on a national exchange or another secondary market. At some point TrailFork may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when TrailFork either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is TrailFork's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the TrailFork's Form C. The Form C includes important details about TrailFork's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



CONVENIENT,
HEALTHY FOOD
without the waste

This presentation contains offering materials prepared solely by TrailFork, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

After a lifetime

OF OUTDOOR ADVENTURING...



hello!

Me in Yosemite, 2014





_ew!_

I was appalled.

In 2014, I
encountered my first
COMMERCIALLY
AVAILABLE FREEZE-
DRIED MEAL.

 

THE FOOD...

NaCl

Was high in sodium

Was filled with mystery ingredients



WASTE

*Used non-recyclable plastic packaging**



**In 2015, the U.S. alone generated 77k tons of plastic food packaging.*



So we founded...







WE CHALLENGE THE IDEA

that convenient food has to be bad for

you and bad for the planet...



With better-for-you food in better-for-the-planet packaging.



11 MEALS

4 BREAKFASTS + 7 ENTRÉES

including options that are

VEGAN · VEGETARIAN · GLUTEN-FREE

all packaging is

100% HOME COMPOSTABLE



INITIAL TARGET CUSTOMER

....

The Outdoor Adventurer

MARKET SIZE
$412 billion



THREE DISTRIBUTION CHANNELS

1



Wholesale

2



mytrailfork.com

3



Amazon

TRACTION TO-DATE

Net Revenue Since Launch


$160K
$120K
$80K
$40K
$150,000
$47,500
$1,500
2017
2018
2019

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk, and there can be no assurance that the future performance of any specific investment, investment strategy, or product will be profitable or equal to any corresponding indicated historical performance levels. This slide also reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ECONOMICS AND MODEL

Avg. cost / meal — $3.39

Avg. wholesale price — $6

Avg. gross margin* — 43.5%

2019 ESTIMATED SALES

30K UNITS

BREAKEVEN POINT

141K UNITS

with room to improve with volume


TRAIL FORK

These statements reflect management's projected or modeled results and are meant for illustrative purposes. It reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



WE'RE NOT JUST FOR OUTDOORSY TYPES!

We intend to grow into the go-to brand for on-the-go, nutritious meals.

PLAN FOR GROWTH

Expansion into grocery and convenience stores in 2021



$2M
$1.5M
$1M
$500K
$0
2019
2020
2021
2022
2023
Outdoor Market Growth
Initial Grocery Launch
Growth in Grocery, Outdoor
Nationwide Distribution

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

PATHS TO GROWTH

Plan to reach $2M by 2022

2020

$400,000 REVENUE

- Increasing presence within the outdoor industry
- Initial launch into EU market
- Initial test of 50 doors in traditional grocery

2021

$1 MILLION REVENUE

- Continuing to grow outdoor industry presence and velocity
- Expanded grocery launch

2022

$2 MILLION REVENUE

- Maximizing outdoor industry presence
- Expanded grocery presence and increased velocity
- Launch into convenience and airports

COMPETITION ANALYSIS

Freeze-dried/Dehydrated Food Brands

BRAND	PRICE POINT	HEALTHY / NATURAL	HOME COMPOSTABLE PACKAGING
Mountain House	$6.00 - $11.00	x	x
Backpacker's Pantry	$5.50 - $15.00	x	x
Good to Go	$6.50 - $13.00	✓	x
TrailFork	$8.50 - $11.50	✓	✓



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

PRO FORMA

	2019	2020	2021	2022	2023
UNITS	23,467	73,400	220,000	280,000	350,000
REVENUE	$140K+	$430K	$1.3M	$1.6M	$2M
EXPENSES	$400K	$550K	$570K	$600K	$700K
EBITDA	($365K)	($350K)	$34K	$170K	$260K



THE TRAILFORK TEAM



LILLIAN
Hoodes

FOUNDER, CEO

Launched TrailFork in 2017; grew the company to its current state; Social Impact Entrepreneur of the Year, 2019



CRISTYN
Hypnar

CO-FOUNDER, DESIGN + BRANDING

Currently of The Humane League; responsible all TrailFork design from our packaging to our website to this slide deck



KIRA
Hill-Filben

DIRECTOR OF MARKETING

Previously of Sephora USA, where she worked to grow emerging brands in Sephora's fastest-growing category



SCOT
Frank

ADVISOR, STRATEGY/ ENTREPRENEURSHIP

Forbes 30 under 30; Founder/CEO, current board member of One Earth Designs; currently of Niantic, Inc.



MICHAEL
Lalli

ADVISOR, CPG

Currently of Amplify Snack Brands; previously of White Wave Foods, Clif Bar, and amazon.com

CONNECT WITH US



TrailFork Buzz

- Listen to Lillian on the **ReddyYeti Podcast**
- Read about TrailFork in **Outside Online**
- Check out our rating in the **Backpacker Magazine** gear guide
- Read about TrailFork in **5280 Magazine**
- See reviews in **The Trek** and **Back o' Beyond**

We're an award-winning Social Impact Business!


THANK YOU!
COCONUT CHANA MASALA
TRAIL FORK
MYTRAILFORK.com
Follow us @MYTRAILFORK

EXHIBIT E
Video Transcripts

Exhibit E: TrailFork Video Transcripts

TrailFork Indiegogo
https://www.youtube.com/watch?v=kNREK9ybcUI

Hi I'm Lillian, founder of TrailFork. In 2013, I was on a backpacking trip in Wyoming. After hiking for 13 miles, I found that the freeze-dried chicken patty and mashed potatoes I'd packed weren't nearly enough to fill me up. The mylar bag they came made me feel guilty. I couldn't even recycle the packaging. A few years later, my college roommate and I were planning a trip in Yosemite. Determined to make something that tasted better than the prepackaged stuff and that satisfied my hiker hunger, I decided to make my own provisions. Fast-forward to 2017, a few friends and I decided to take the leap and launch TrailFork.

TrailFork provides custom meal kits for outdoor adventures. Tell us a little bit about you, your trip, and what you like to or can't eat, and we'll do the rest. Your supplies are shipped to you in compostable packaging in time for takeoff.

We're a women-owned and people supported business. We're committed to sustainability and to minimizing our environmental impact. We're not just launching a business here. We're trying to change the way adventurers eat in the backcountry. By contributing to our campaign you'll help us spread the word about TrailFork.

Our mission is simple: we sustain adventurers and the environment they love. We think that if more people use compostable packaging in the wilderness, the wilderness would be a less trashy place. Contribute today to support and take part in the TrailFork tour 2018. You'll be spreading the word up and down the west coast and we want you to join us. Plus 30% of all contributions raised above and beyond our goal will be donated to the Native American Rights Fund, in order to protect and manage the Bear's Ears National Monument in my home state of Utah.

Find out more about Trail fork at mytrailfork.com and follow along with our adventure at MyTrailFork on Instagram and Facebook. Eat well outside with TrailFork.

What's In the Bag? Apricot Almond Couscous.
https://www.youtube.com/watch?v=Kapxg9q-6qY

[music]

[no voiceover]

Text on screen reads:
TrailFork Presents
What's in the bag

Lillian Cinnamon Roll
https://www.youtube.com/watch?v=Mb28kceVybM

My name is Lillian. I'm the co-founder and the CEO of TrailFork. And my favorite meal is the cinnamon roll oats. So this is super clean. It's just organic rolled oats, thompson raison, ceylon cinnamon, and sea salt, soy milk powder, and chia seeds...a little bit of brown sugar—smells like a cinnamon roll. I add it in and then I just add some hot water. This is probably about done. Chunks of raisin, and chia seeds, and sea salt. It has to be 18 grams of protein, which is awesome for breakfast. I mean it tastes like a freaking cinnamon roll. It's really thick. These are really bomb. Like these are super good.